Exhibit 5.1

August 20, 2004

Ace Cash Express, Inc.
1231 Greenway Drive, Suite 600
Irving, Texas 75038

Gentlemen:

     We have served as counsel for Ace Cash Express, Inc., a Texas corporation (the “Company”), in connection with the Registration Statement on Form S-8 (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the additional 400,000 shares of the Common Stock, $0.01 par value, of the Company (the “Shares”) underlying options or constituting restricted stock granted under the Ace Cash Express, Inc. 1997 Stock Incentive Plan, as amended to-date (the “Plan”).

     With respect to the foregoing, we have examined the Registration Statement and such other documents, and such legal matters, as we have deemed necessary to render the opinion expressed herein. Based on the foregoing, we are of the opinion that the Shares that may from time to time be issued or sold under the Plan, when issued or sold in accordance with the terms of the Plan and the corresponding option agreements or restricted stock agreements entered into by the Company for consideration equal to at least the par value per Share, are or will be duly authorized, validly issued, and fully paid and nonassessable.

     We consent to the use of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name in the Registration Statement.

Very truly yours, GARDERE WYNNE SEWELL LLP
By:	/s/ Richard A. Tulli
Richard A. Tulli, Partner